Exhibit 12.1
Education Management LLC
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in millions)

	Predecessor		Successor
	July 1, 2005		June 1, 2006
	through May 31,		through June 30,		Year Ended June 30,
	2006		2006		2007		2008		2009		2010

Computation of fixed charges
Interest expense	$0.8		$13.8		$175.2		$164.1		$157.1		$123.9
Amortization of debt issuance costs	1.3		0.6		7.7		7.7		7.8		8.1
Portion of rental expense representative of interest	18.5		1.9		22.3		27.1		30.8		35.8

Total fixed charges	$20.6		$16.3		$205.2		$198.9		$195.7		$167.8

Computation of earnings (loss)
Income (loss) before income taxes	$174.0		$(32.1)		$59.3		$105.8		$165.4		$250.3
Fixed charges per above	20.6		16.3		205.2		198.9		195.7		167.8

Total earnings (loss)	$194.6		$(15.8)		$264.5		$304.7		$361.1		$418.1
Ratio of earnings (loss) to fixed charges	9.4	X	(1.0	)X	1.3	X	1.5	X	1.8	X	2.5	X

*	Earnings for the period June 1 through June 30, 2006 were inadequate to cover fixed charges by $32.1 million.